Exhibit 99.2

ASX Release

PERTH AUSTRALIA, November 30 2016

2016 ANNUAL GENERAL MEETING RESULTS

MOKO Social Media (ASX: MKB) advises that all resolutions considered at the Annual General Meeting on November 30 2015 were passed by the requisite majorities on a show of hands.

A summary of the proxy votes received is attached, in accordance with Listing Rule 3.13.2 and as required by Section 251AA(2) of the Corporations Act 2001 (Cth).

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB Arlington VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Emma Waldon

Company Secretary and Director